
TABLE OF CONTENTS

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS

1. PROCEDURES

A. Initiation of Credit Ratings

The credit rating process begins following an initial contact from the Business Development Department with the entity or the issuer by sending sales materials, which include a corporate presentation and general datasheet. HR Ratings then sends an economic proposal, engagement letter or proposed service agreement, with the list of information required as part of the rating process.

A service agreement or the appropriate legal instrument is then finalized and sent to the entity or issuer, together with the Code of Conduct. The entity or issuer and the HR Ratings Business Development Director executes the service agreement or appropriate legal instrument, and the contractual legal relationship with the entity or issuer is formalized.

HR Ratings may issue unsolicited ratings, for which HR Ratings does not receive any payment and may or not may sign a service agreement, engagement letter or legal instrument. Where applicable, an NDA will be signed. Unsolicited ratings will be prepared according to the same methodologies as requested ratings and will follow the same rating process, accordingly. HR Ratings will also do the surveillance of unsolicited ratings and may withdraw an unsolicited rating at any time.

The Business Development Director and the entity or issuer designate the individuals authorized to send and receive information throughout the course of the rating process. The initial contact information is entered in HR´s internal electronic system.

HR Ratings' internal control procedures determine the sufficiency of the information to be used to assign the rating. This information must be generated and provided by trustworthy sources.

Public and private information from parties other than the issuer is also used as part of the credit rating process. Depending on the reliability of the source, HR Ratings reserves the right to evaluate third party information. Information derived from official governmental sources is presumed to be valid. HR Ratings uses all information available at the time of analysis, including available public information that is relevant to the specific rating, as well as non-public information, consistent with regulatory norms.

B. Rating Process

HR Ratings' analysis begins with the assignment of the Area Director or the Lead Analyst by the Operations Department. The other analysists, who are secondarily responsible for the project, assist in the rating process. The Lead Analyst, together with any secondary analysts, comprise the "analysis team." The Operations Department will consider the log of potential conflicts of interest maintained on HR Ratings' internal electronic system for the assignment.

The Area Director and / or Lead Analyst, and any secondary analysts, are responsible for conducting the entire analysis, as well as the presentation to the Credit Analysis Committee, including preparation of all supporting documents such as the: (i) analysis report (or press release when there is no analysis report), (ii) if applicable, the rating letter, technical note, legal opinion, datasheet for the influential rating, Information Disclosure Form (17g-7 Form): (iii) number and type of model use and minutes of the previous Credit Analysis Committee regarding the entity, issuer or operation in question. These documents are referred to jointly as the Credit Analysis Committee Package.

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS

When the rating considers influential ratings assigned by other rating agencies, the analysis team monitors these influential ratings weekly. For the purposes of the above, each area of the Credit Analysis Department maintains the current datasheet corresponding to the information for the influential rating in question by the last business day of each week.

In the event of any questions or issues regarding the operation of the analysis team, a meeting is arranged with the Chief Credit Officer and Area Director to clarify any questions before the presentation of the Credit Analysis Committee packet to the Credit Analysis Committee. The Credit Analysis Committee Package is then distributed to all committee members at least twelve (12) hours in advance of the Credit Analysis Committee review, and can be distributed, if necessary, in a shorter period when so required by the analysis team.

The following steps are followed for each rating by the assigned analyst:

1. The analyst receives the assignment to begin the rating process and proceeds to gather available public and private information on the issuer and/or offering.

2. The analyst sends the issuer an email request for information covering the following topics:

    *   Financial information
    *   Business, market and general relevant economic information
    *   Institutional framework
    *   Characteristics of the offering (if applicable)

3. If applicable and in accordance with the methodology, the analyst schedules a visit, videocall or virtual meeting, with the entity or issuer to understand the specific characteristics of the issuer, operation and/or offering. The analyst may request further information depending on the complexity of the entity or operation.

4. Based on this information, model and methodology, the analyst prepares an evaluation and analysis of the credit strengths and payment capacities of both the issuer and/or offering; and,

5. The analyst prepares the presentation for the Credit Analysis Committee including all supporting documents in the Credit Analysis Committee Package.

C. Credit Analysis Committee Structure and Voting Process

i. Quorum

In accordance with the HR Ratings General Operations Plan, the Credit Analysis Committee will meet whenever:

*   When a rating action is required;
*   When any relevant event occurs that could impact a current rating; or
*   When an opinion is to be issued on any industry sector, the meeting of the Credit Analysis Committee will be optional, provided the Chief Credit Officer has given his approval.

The following people sit in the Analysis Committee, given in voting order:

*   Analysis Manager
*   Analysis Director

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS

- Analysis Executive Director
- Chief Credit Officer ("CCO")
- Where appropriate, the Chief Officer of Economic Analysis

Prior to each Credit Analysis Committee meeting, the members of the Committee will certify, through the Company's internal electronic system, that they have no conflict of interest with the entity or issuer. The internal electronic system will also copy the Compliance Officer if there is a conflict of interest reported on the system.

The Committee will meet with a quorum of at least 4 members, and committees may meet simultaneously with different agendas.

A member of the Credit Analysis Committee may not participate in more than 4 (four) committee meetings on the same day for unsecured or structured initial ratings or annual reviews, unless they participate as Lead Analysts and/or Area Directors, or in the case of Committee meetings to determine ratings for entities belonging to the same control group, consortium and/or related entities.

ii. Voting Process

Decisions are taken by an absolute majority, meaning, by the vote in the same direction of half of the Credit Analysis Committee, plus one, present at the meeting. Unless the lead analyst is a member of the Credit Analysis Committee, the Lead Analyst only has a "voice", but no vote.

The Credit Analysis Committee reviews and discusses the proposed rating and upon reaching a conclusion, the Credit Analysis Committee issues a rating and once the rating has been given, the Lead Analyst notifies the issuer of the decision reached by the Credit Analysis Committee, the same day as the rating was assigned. Under no circumstance will the entity or issuer receive any prior notice as to the possible outcome of the rating process. Rather, the entity or issuer will receive notification only when the Credit Analysis Committee has issued its official opinion.

If the issuer agrees, then HR Ratings proceeds with the publication of the rating. The issuer has up to two (2) business days after receiving the rating report to state what it deems appropriate regarding the report and, if applicable, deliver any additional relevant documentation to be analyzed and evaluated by the Credit Analysis Committee. If there is no response from the issuer within these two (2) business days, HR Ratings will publish the rating the next business day.

During this time, the entity or issuer may indicate whether the rating will be held private or made public. The ratings on securities registered or intended to be registered in the National Securities Register in Mexico will always be made public, as well as any modifications, ratifications or withdrawals of these ratings.

D. Rotation policy for the participants in the rating procedures and Credit Analysis Committee

The Lead Analyst responsible for the development and, where appropriate, monitoring of the rating process, cannot be involved with an entity or companies within the group to which that client belongs, for more than a five (5) year period since its first participation in the initial rating or monitoring with respect to that entity. Such analysts may resume these functions only after a minimum one (1) year period. A substitute analyst will be used, if necessary, in the fourth year.

Moreover, the analyst responsible for the development and, where appropriate, monitoring of the rating process, cannot be involved with an entity or companies within the group to which that client belongs, for more than a five

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS

(5) year period, since its first participation in the initial rating or monitoring with respect to that client. Such analysts may resume these functions only after a minimum one (1) year period.

In the case of the member of the Credit Analysis Committee responsible for the approval of the credit rating with respect to an entity or companies within the group to which that client belongs, such committee should rotate at least on a seven (7) year basis, returning after a minimum one-year break. To this end, HR Ratings rotates at least half of the members of each committee during this timeframe.

E. Surveillance and Monitoring

Monitoring refers to periodical internal rating reviews, depending on the entity, issuer, operation, or instrument that may or may not result in a rating action. The monitoring review will be monthly, quarterly, or semi-annually depending upon the availability of information, or any other frequency required by HR.

Surveillance refers to the periodical annual review HR performs on all ratings, independent of internal monitoring, the results of which are reported to the public through a rating action.

It is important to note that HR Ratings makes no difference regarding the qualitative and quantitative factors under the initial or surveillance rating. Thus, an initial and a surveillance rating consider the same weight for each of the factors given.

HR Ratings adheres to the view that surveillance ratings can be even more important than the initial rating during the life of the issue until maturity. For this reason, the surveillance for tracking and monitoring all of the ratings assigned by HR Ratings is a vital ongoing activity.

i. Monitoring chart


Monitoring
Information requested from an Entity or an Issuer (according to the periodicity marked by assets)
Information Receipts and Databases updates
Information analysis and detection of cases with deteriorating financial situation or relevant events
Monitoring Committee session (worrying cases review)
Decisions on actions to be taken by the Monitoring Committee
In cases requested by the Monitoring Committee start-up surveilliance process

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.
Twitter: @HRRATINGS

F. Procedures to Withdraw or Suspend a Rating

The Credit Analysis Committee may withdraw the rating given to an entity, issuer, and/or operation on the occurrence of any of the following:

1. For a debt instrument or a credit, when the issuer confirms that the entire amount of the credit or debt security has been repaid in full of no outstanding amount to be rated.
2. For a debt instrument or a credit, when the issuer confirms that the rating assigned has not been used for an issuance or specific credit, and, in consequence, that no funds have been mobilized for said issue or credit, nor for any outstanding current amount.
3. For a debt instrument, when HR Ratings receives the consent of all debtholders of a given issuance to withdraw the rating, by means of an assembly of said debtholders during which the motion to withdraw is unanimously passed.
4. For a debt instrument or a credit, when the period of validity of the initial rating of 1 year passes and the debt instrument has not been placed in the market or the funding from the credit obtained, the rating is automatically withdrawn.
5. When a restructuring of a credit or issuance has been finalized and the Credit Analysis Committee determines that the changes have been substantial, provided another structure is in place.
6. When the entity or issuer has gone into bankruptcy and the rating issued by HR Ratings is no longer necessary.
7. When requested by the entity or issuer to HR Ratings.
8. When the lack of cooperation from the entity or issuer or the lack of information makes assigning a reliable rating impossible. In this event, and if the rating is already public, the reasons for suspension will be communicated to the market. However, before determining the suspension of the rating, HR Ratings will attempt to complete its review based on the information available, making public the results of the review.

Additional information regarding the rating procedure can be found in HR Ratings' Internet website, at the following location: https://www.hrratings.com/regulatory_disclosure/monitoring.xhtml.

G. Methodology Committee

HR Ratings has a Methodology Committee, with the responsibility of reviewing, discussing, and approving the Company's rating methodologies and any modifications thereof, and also the quantitative models incorporated into said methodologies and the criteria for their application, prior to submitting these to the Board of Directors for final approval.

The Methodology Committee meets at least once a year to review the process and terms established for each rating methodology, or when any of the circumstances established in HR Ratings' Code of Conduct are met.

In addition, the Methodology Committee will assess and validate the qualitative models to be incorporated into any rating methodology and any changes to these models. Similarly, the committee will conduct periodical reviews of the quantitative models incorporated into the rating methodologies.

The Methodology Committee meets on the agreed date to review, discuss and approve a new methodology or changes to a current methodology. In the event the modification of a methodology is agreed to, the Committee proceeds to analyze whether the ratings previously assigned under earlier methodologies need to be reviewed. This analysis must be documented in the minutes of the corresponding Methodology Committee meeting.

When the Methodology Committee agrees to a rating methodology or changes to an already existing methodology, the Operations Department takes the necessary steps so that, before the end of the next business

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS

day following the Committee meeting, the methodology or its modifications are uploaded to HR Ratings' website for the consultation and comments of market participants. The term for receiving comments from the public will be at least ten (10) calendar days. HR Ratings will maintain publicly available during this time any comments received through its website and will consider those deemed relevant.

At the end of the time given, the Chief Credit Officer will request the incorporation, when such is the case, of the relevant comments within the following 5 (five) business days and once incorporated, they will ask the Compliance Officer to immediately take the actions necessary for said methodology or modification to be submitted for the formal approval of the Board of Directors.

The Compliance Officer will send the methodology corresponding to the members of the Board of Directors for review and will request the Board to formally approve the methodology or its modifications.

Within the next 10 (ten) business days from when the methodology or its modifications are approved by the Board of Directors, HR Ratings will notify the Mexican Banking and Securities Commission ("CNBV") of the methodology or its modification, to meet compliance with the obligation established in the General provisions applicable to rating agencies in Mexico. If no comments are received from the Commission within twenty (20) business days, HR Ratings will publish the methodology or its modification in a visible location on the HR Ratings website indicating the reasons for the modifications, when such is the case, immediately at the end of said time and the methodology will be sent to HR Ratings' employees and website subscribers by email.

In the case of methodologies that only apply to ratings in the U.S., HR Ratings will publish the methodology or its modification the next business day after being formally approved by the Board of Directors, by the means indicated in the previous paragraph.

Rating methodologies and their modifications will take effect the same day as published. Once the modifications or additions to a methodology have been published, the Company will use the new methodology for subsequent ratings and, accordingly, will inform the public immediately of the possible effects on the ratings that could be impacted by the new methodology once these ratings have been reviewed.

Accordingly, HR Ratings will issue a new rating for the instruments in question, within six (6) months following the publication of the modification of a methodology.

Once a new NRSRO methodology has been published, HR Ratings will submit to the Securities and Exchange Commission ("SEC") an updated Form NRSRO. In addition, HR Ratings will submit an updated Form NRSRO when modifications are made to an NRSRO methodology. The Risk Officer will verify that these steps are covered.

In addition, HR Ratings will publish through its website, notice of any significant error identified in any process or methodology that could result in any change to a current rating.

The Methodological Criteria Director will report decisions made by the Methodology Committee to the Company's analysis team, with the corresponding documentation, the same day as said decisions take effect.

In addition, meetings will be held with the analysis team to explain the important decisions made by the Methodology Committee.

2. HR RATINGS' SCALES

HR Rating scales are publicly available at: https://www.hrratings.com/methodology/rating_scales.xhtml

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS

3. METHODOLOGIES

a) Current versions of HR Ratings methodologies are publicly available at: https://www.hrratings.com/methodology/

b) Update versions of previously sent methodologies:

    i. Methodology for Rating Mexican States publicly available at: https://www.hrratings.com/docs/metodologia/0Methodology_to_Rate_Mexican_States_(April_2021).pdf

    ii. Methodology for Rating Mexican Municipalities publicly available at: https://www.hrratings.com/docs/metodologia/Methodology_to_Rate_Mexican_Municipalities_(April_2021).pdf

México: Guillermo González Camarena 1200, Piso 10, Col. Centro de Ciudad Santa Fe, C.P. 01210, Ciudad de México, México.
Estados Unidos: One World Trade Center, Suite 8500, New York, New York, ZIP Code 10007, Tel +1 (212) 220 5735.

Twitter: @HRRATINGS